The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated November 8, 2018.

Preliminary Pricing Supplement No. J962

To the Underlying Supplement dated April 19, 2018,

Product Supplement No. I-G dated June 30, 2017,

Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 November 8, 2018

Structured Investments	Credit Suisse $ Bearish Contingent Coupon Notes due November 12, 2020 Linked to the Inverse of the Performance of the S&P 500® Index

General

•	The securities, which we refer to as the “notes,” are designed for investors who are mildly bearish on the Underlying. At maturity, investors will receive a cash payment of $1,000 for each $1,000 principal amount of notes, subject to our ability to pay our obligations as they become due. Therefore, at maturity, you will not participate in any appreciation or depreciation of the Underlying (other than with respect to contingent coupons on the notes, if any).

•	If a Coupon Barrier Event does not occur on an Observation Date, we will pay on the immediately following Contingent Coupon Payment Date a variable contingent coupon for each $1,000 principal amount of notes equal to $1,000 multiplied by the product of the Underlying Return on that Observation Date and the Participation Factor. However, if a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date. Because a Coupon Barrier Event will occur on any Observation Date on which the Observation Level is equal to or greater than the Upper Coupon Barrier Level or less than the Lower Coupon Barrier Level and because the Participation Factor is 25%, the maximum contingent coupon payable on any Contingent Coupon Payment Date for each $1,000 principal amount of notes is $50 and the minimum contingent coupon payable on any Contingent Coupon Payment Date is $0.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing November 12, 2020.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the notes is expected to be determined on or about November 9, 2018 (the “Pricing Date”) and the notes are expected to settle on or about November 15, 2018 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:

The notes are linked to the inverse of the performance of the Underlying during the term of the notes as measured on each Observation Date. The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and expected Upper Coupon Barrier Level and Lower Coupon Barrier Level (to be determined on the Pricing Date). For additional information about the Underlying, see the information set forth under “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement.

Underlying	Ticker	Initial Level	Upper Coupon Barrier Level	Lower Coupon Barrier Level
S&P 500® Index	SPX <Index>		(100% of Initial Level)	(Approximately 80% of Initial Level)
Payment at Maturity:	At maturity, you will receive a cash payment of $1,000, subject to our ability to pay our obligations as they become due. Other than with respect to contingent coupons, if any, you will not participate in any appreciation or depreciation of the Underlying.
Contingent Coupons:

If a Coupon Barrier Event does not occur on an Observation Date, we will pay on the immediately following Contingent Coupon Payment Date a contingent coupon per $1,000 principal amount of notes calculated as follows:

$1,000 × Underlying Return × Participation Factor

If a Coupon Barrier Event occurs on an Observation Date, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date. Because a Coupon Barrier Event will occur on any Observation Date on which the Observation Level is equal to or greater than the Upper Coupon Barrier Level or less than the Lower Coupon Barrier Level and because the Participation Factor is 25%, the maximum contingent coupon payable on any Contingent Coupon Payment Date for each $1,000 principal amount of notes is $50 and the minimum contingent coupon payable on any Contingent Coupon Payment Date is $0.

If any Contingent Coupon Payment Date is not a business day, the contingent coupon, if any, will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any contingent coupon will not be adjusted in respect of any postponement of a Contingent Coupon Payment Date and no interest or other payment will be payable hereon because of any such postponement of a Contingent Coupon Payment Date.

Coupon Barrier Event:	A Coupon Barrier Event will occur if, on any Observation Date, the Observation Level applicable to such Observation Date is equal to or greater than the Upper Coupon Barrier Level or less than the Lower Coupon Barrier Level.
Underlying Return:	On any Observation Date, the performance of the Underlying from the Initial Level to the Observation Level on such Observation Date, expressed as a percentage and calculated as follows:
Initial Level – Observation Level Initial Level
On any Observation Date, the Underlying Return will be positive if the Observation Level on such Observation Date is less than the Initial Level or negative if the Observation Level is greater than the Initial Level.
Participation Factor:	Expected to be 25% (to be determined on the Pricing Date)

(“Key Terms” continued on next page)

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $985 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of the notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $950 and $985 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

November , 2018

(continued from previous page)

Initial Level:	The closing level of the Underlying on the Pricing Date. In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be the closing level of the Underlying on the immediately following trading day on which a closing level is available.
Observation Level:	For each Observation Date, excluding the Final Observation Date, the Observation Level will equal the closing level of the Underlying on such Observation Date. For the Final Observation Date, the Observation Level will equal the arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Key Dates:	Each Observation Date, Contingent Coupon Payment Date and Valuation Date is set forth in the table below. The Key Dates are subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates” or if any Observation Date or Valuation Date is postponed because it is not a trading day. If any Valuation Date is postponed for any reason, then the Final Observation Date and each Valuation Date scheduled to occur on consecutive trading days following such Valuation Date, if any, will be postponed by the corresponding number of trading days by which such Valuation Date is postponed.

Observation Dates	Contingent Coupon Payment Dates	Valuation Dates
February 11, 2019	February 14, 2019	November 2, 2020
May 9, 2019	May 15, 2019	November 3, 2020
August 9, 2019	August 14, 2019	November 4, 2020
November 12, 2019	November 15, 2019	November 5, 2020
February 10, 2020	February 13, 2020	November 6, 2020
May 11, 2020	May 14, 2020
August 10, 2020	August 13, 2020
November 6, 2020 (“Final Observation Date”)	Maturity Date

Maturity Date:	November 12, 2020, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if the Final Observation Date is postponed for any reason. If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Event of Default and Acceleration:	In case an event of default (as described in the accompanying prospectus) with respect to any issuance of the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the amount to be received on the Maturity Date, calculated as though the date of acceleration were the Final Observation Date.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22551LKQ2

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated April 19, 2018, any product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated April 19, 2018: https://www.sec.gov/Archives/edgar/data/1053092/000095010318004962/dp89590_424b2-underlying.htm

•	Product Supplement No. I-G dated October 4, 2017:

https://www.sec.gov/Archives/edgar/data/1053092/000095010317009709/dp81337_424b2-psg.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in any accompanying product supplement and “Selected Risk Considerations” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Hypothetical Payments for a Contingent Coupon Payment Date for Each $1,000 Principal Amount of Notes

The following scenarios illustrate hypothetical contingent coupons per $1,000 principal amount of notes for one Contingent Coupon Payment Date for a range of hypothetical scenarios assuming (i) an Upper Coupon Barrier Level of 100% of the Initial Level, (ii) a Lower Coupon Barrier Level of 80% of the Initial Level and (iii) a Participation Factor of 25%. The actual Initial Level, Upper Coupon Barrier Level, Lower Coupon Barrier Level and Participation Factor will be determined on the Trade Date. The hypothetical contingent coupons set forth below are for illustrative purposes only. The actual contingent coupons applicable to a purchaser of the notes will be based on the Observation Level on each relevant Observation Date. Any payment at maturity is subject to our ability to pay our obligations as they come due. The numbers appearing in the tables and the scenarios below have been rounded for ease of analysis.

Example 1: The level of the Underlying increases by 10% from the Initial Level to the Observation Level on the relevant Observation Date. Because the Observation Level on the relevant Observation Date is greater than the Upper Coupon Barrier Level, a Coupon Barrier Event has occurred and the investor does not receive a contingent coupon on the immediately following Contingent Coupon Payment Date.

Example 2: The level of the Underlying decreases by 25% from the Initial Level to the Observation Level on the relevant Observation Date. Because the Observation Level on the relevant Observation Date is less than the Lower Coupon Barrier Level, a Coupon Barrier Event has occurred and the investor does not receive a contingent coupon on the immediately following Contingent Coupon Payment Date.

Example 3: The level of the Underlying decreases by 3% from the Initial Level to the Observation Level on the relevant Observation Date. Because the Observation Level is less than the Upper Coupon Barrier Level and greater than or equal to the Lower Coupon Barrier Level on the relevant Observation Date, a Coupon Barrier Event has not occurred. As a result, the investor receives a coupon for each $1,000 principal amount of notes, calculated as follows:

Contingent Coupon	=	$1,000 × Underlying Return × Participation Factor
	=	$1,000 × 3% × 25%
	=	$7.50

Example 4: The level of the Underlying decreases by 20% from the Initial Level to the Observation Level on the relevant Observation Date. Because the Observation Level is less than the Upper Coupon Barrier Level and greater than or equal to the Lower Coupon Barrier Level on the relevant Observation Date, a Coupon Barrier Event has not occurred. As a result, the investor receives a coupon for each $1,000 principal amount of notes, calculated as follows:

Contingent Coupon	=	$1,000 × Underlying Return × Participation Factor
	=	$1,000 × 20% × 25%
	=	$50

Because a Coupon Barrier Event will occur on any Observation Date on which the Observation Level is equal to or greater than the Upper Coupon Barrier Level or less than the Lower Coupon Barrier Level and because the Participation Factor is 25%, the maximum contingent coupon payable on any Contingent Coupon Payment Date for each $1,000 principal amount of notes is $50 and the minimum contingent coupon payable on any Contingent Coupon Payment Date is $0. This means that if the Underlying decreases by more than 20%, remains unchanged, or increases at all (in each case as measured from the Initial Level to an Observation Date) then you will not receive any contingent coupon for that Observation Date. You should not invest in the notes if you believe the Underlying will increase from the Initial Level on an Observation Date or decrease by more than 20% on an Observation Date.

Selected Purchase Considerations

•	MILDLY BEARISH EXPOSURE TO THE PERFORMANCE OF THE UNDERLYING — Contingent coupons on the notes, if any, are linked to the inverse of the performance of the Underlying. Thus, the amount of any contingent coupon on the notes on any Contingent Coupon Payment Date will increase if the level of the Underlying decreases from the Initial Level to the Observation Level on the immediately preceding Observation Date, but not beyond the Lower Coupon Barrier Level, while the amount of any contingent coupon on the notes on any Contingent Coupon Payment Date will be zero if the level of the Underlying increases from the Initial Level to the Observation Level, remains unchanged from the Initial Level to the Observation Level or decreases from the Initial Level to an Observation Level that is less than the Lower Coupon Barrier Level on the immediately preceding Observation Date.

•	THE AMOUNT OF ANY CONTINGENT COUPON IS LIMITED BY THE UPPER COUPON BARRIER LEVEL, LOWER COUPON BARRIER LEVEL AND PARTICIPATION FACTOR — Because a Coupon Barrier Event will occur on any Observation Date on which the Observation Level is equal to or greater than the Upper Coupon Barrier Level or less than the Lower Coupon Barrier Level and because the Participation Factor is 25%, the maximum contingent coupon payable on any Contingent Coupon Payment Date is $50 and the minimum contingent coupon payable on any Contingent Coupon Payment Date is $0. This means that if the Underlying decreases by more than 20%, remains unchanged, or increases at all (in each case as measured from the Initial Level to an Observation Date) then you will not receive any contingent coupon for that Observation Date. You should not invest in the notes if you believe the Underlying will increase from the Initial Level on an Observation Date or decrease by more than 20% on an Observation Date.

•	YOU SHOULD INVEST IN THE NOTES ONLY IF YOU HAVE A MILDLY BEARISH VIEW ON THE UNDERLYING THROUGHOUT THE TERM OF THE NOTES — Because the number and amount of any contingent coupons is dependent on the Observation Level on each Observation Date, you should only invest in the notes if you have a mildly bearish view on the Underlying throughout the term of the notes. If you have a bullish view or believe that the level of the Underlying will decrease by more than 20% during the term of the notes, you should not invest in the notes.

•	MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to “Material U.S. Federal Income Tax Considerations” in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Underlying. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement. However, because the amount of any contingent coupon on the notes is linked to the inverse of the performance of the Underlying, any risk disclosure regarding the effect of the level of the Underlying on the amount of any contingent coupon on the notes in the “Risk Factors” section of any accompanying product supplement is superseded by the relevant risk considerations below.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a foregone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE PROBABILITY THAT ANY OBSERVATION LEVEL WILL BE EQUAL TO OR GREATER THAN THE UPPER COUPON BARRIER LEVEL OR LESS THAN THE LOWER COUPON BARRIER LEVEL WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Observation Level on any Observation Date will be equal to or greater than the Upper Coupon Barrier Level or less than the Lower Coupon Barrier Level, indicating a higher expected risk that you will not receive any contingent coupons over the term of the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlying as of the Pricing Date. The volatility of the Underlying can change significantly over the term of the notes. You should be willing to accept the market risk of the Underlying and the potential that you will not receive any contingent coupons over the term of the notes.

•	THE NOTES DO NOT PROVIDE FOR REGULAR FIXED INTEREST PAYMENTS — Unlike conventional debt securities, the notes do not provide for regular fixed interest payments. The number of contingent coupons, and the value of such contingent coupons, you receive over the term of the notes, if any, will depend on the performance of the Underlying during the term of the notes and when and how many Coupon Barrier Events occur. Contingent coupons should not be viewed as ordinary periodic interest payments. If a Coupon Barrier Event occurs on an Observation Date, you will not receive a contingent coupon on the Contingent Coupon Payment Date immediately following such Observation Date. Accordingly, if a Coupon Barrier Event occurs on every Observation Date, you will not receive any contingent coupons during the term of the notes. Additionally, if a Coupon Barrier Event does not occur on an Observation Date, but the Underlying Return is less than 20%, you will receive less than the maximum contingent coupon on the immediately following Contingent Coupon Payment Date. Accordingly, if the Underlying Return is less than 20% on every Observation Date on which a Coupon Barrier Even has not occurred, you will receive less than the maximum contingent coupon on the Contingent Coupon Payment Dates immediately following such Observation Dates. Thus, the notes are not a suitable investment for investors who require regular fixed income payments, since the number and value of contingent coupons are variable and may be zero.

In addition, if rates generally increase over the term of the notes, it is more likely that a contingent coupon, if any, could be less than the yield one might receive based on market rates at that time. This would have the further effect of decreasing the value of your notes both nominally in terms of below-market coupons and in real value terms. These notes are not short-term investments, so you should carefully consider these risks before investing.

•	IF A COUPON BARRIER EVENT DOES NOT OCCUR ON AN OBSERVATION DATE, THE CONTINGENT COUPON WILL BE SUBJECT TO AN EMBEDDED CAP — If, on any Observation Date, the closing level of the Underlying is less than the Upper Coupon Barrier Level and greater than or equal to the Lower Coupon Barrier Level, the contingent coupon payable on the Contingent Coupon Payment Date immediately following such Observation Date will equal the principal amount of the notes you hold multiplied by the product of the Underlying Return and the Participation Factor. However, because a Coupon Barrier Event will occur on any Observation Date on which the Observation Level is equal to or greater than the Upper Coupon Barrier Level or less than the Lower Coupon Barrier Level and because the Participation Factor is 25%, the maximum contingent coupon payable on any Contingent Coupon Payment Date for each $1,000 principal amount of notes is $50 and the minimum contingent coupon payable on any Contingent Coupon Payment Date is $0. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	THE AMOUNT OF ANY CONTINGENT COUPONS WILL BE REDUCED BY THE PARTICIPATION FACTOR — Per the formula for calculating any contingent coupon, the amount of any contingent coupon will be reduced by the Participation Factor. This is because the Participation Factor is only 25%. Accordingly, any contingent coupon for each $1,000 principal amount of notes will only reflect 25% of $1,000 multiplied by the Underlying Return and will not be greater than $50.

•	THE NOTES ARE MILDLY BEARISH ON THE UNDERLYING — Because the notes are mildly bearish on the Underlying, you will not benefit from any appreciation of the Underlying. With respect to the notes, a mildly bearish view means a belief that the level of the Underlying will decrease, but not by more than 20% as measured on each Observation Date.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE OBSERVATION LEVEL ON THE FINAL OBSERVATION DATE COULD LIMIT THE VALUE OF THE FINAL CONTINGENT COUPON, IF ANY — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Observation Date. Your ability to participate in the depreciation of the Underlying with respect to the final contingent coupon, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Observation Level on the Final Observation Date, especially if there is a significant decrease in the closing level of the Underlying on the Final Observation Date. Accordingly, you may not receive the benefit of the full depreciation of the Underlying, if any, between the Pricing Date and the Final Observation Date.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in instruments related to the Underlying. We, any dealer or our or their respective affiliates may also trade instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE NOTES — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — The amount of any contingent coupon on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying. The return on your investment is not the same as the total return based on a purchase of the equity securities that comprise the Underlying.

•	NO VOTING RIGHTS OR DIVIDEND PAYMENTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

•	the expected and actual volatility of the Underlying;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities included in the Underlying;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR —There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 2, 2013 through November 2, 2018. We obtained the historical information below from Bloomberg, without independent verification. The price source for determining each Observation Level will be the Bloomberg page “SPX <Index>” or any successor page.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Valuation Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

For additional information about the Underlying, see the information set forth under “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement.

The closing level of the Underlying on November 2, 2018 was 2723.06.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.” The discussions below and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code.

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “Material United States Federal Income Tax Considerations—U.S. Holders—Contingent Payment Debt Instruments,” and the remaining discussion assumes that this treatment of the notes is respected. If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, in the taxable year between the actual and projected payments on the notes as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes and reduced by any interest previously scheduled to be paid on the notes pursuant to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We will determine the comparable yield for the notes and will provide that comparable yield, and the projected payment schedule, in the final pricing supplement for the notes.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally will not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “Material United States Federal Income Tax Considerations —Non-U.S. Holders Generally” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an Internal Revenue Service (the “IRS”) notice, exclude from their scope financial instruments issued prior to January 1, 2021 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Pricing Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse